Exhibit 3C

MICRO COMPONENT TECHNOLOGY, INC.

ARTICLES OF AMENDMENT

The undersigned, duly elected and acting Chief Financial Officer of Micro Component Technology, Inc., a Minnesota corporation, hereby certifies that the shareholders of the corporation, by majority vote at a meeting held on March 14, 2002, in accordance with Minnesota Statutes, Section 302A.135, approved an amendment to the corporation’s Articles of Incorporation to revise Article 4 to state as follows:

4.             Common Stock.  The total number of shares of the corporation’s common stock authorized for issuance is forty million (40,000,000) shares with a par value of $.01 per share.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 14th day of March 2002.

/s/ Jeffrey S. Mathiesen, Chief Financial Officer